May 28, 2025

VIA EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Duchovny, Esq.

Re: PIXIE DUST TECHNOLOGIES, INC.

Schedule 13E-3 filed January 15, 2025, as amended January 16, 28, and 29, 2025

File No. 005-94140

Dear Mr. Duchovny,

On behalf of Pixie Dust Technologies, Inc. (the “Company”), we submit this supplemental response regarding the Schedule 13E-3/A, as set forth in the Staff’s letter dated January 29, 2025.

The Company has furnished Form CB in accordance with applicable regulations and will abandon the aforementioned Schedule 13e-3/A.

The Company qualifies for the cross-border exemption under Rule 13e-4(h)(8), (Tier I) which incorporates the standards of Rule 802, as adopted in the SEC’s 2008 Cross-Border Transaction Amendments (Release No. 33-8957). As a result, the transaction is also exempt from Rule 13e-3 pursuant to Rule 13e-3(g)(6).

The Company’s share repurchases and the statutory put rights triggered by those purchases qualify for the Rule 13e-4(h)(8) exemption because the transactions meet the conditions of Rule 802, including that U.S. holders hold less than 10% of the class subject to the offer. The INCJ and BNY purchases each triggered a statutory put right under Japanese law, and all of these transactions fall within the same exemption framework. Because the transactions were conducted in compliance with Rule 802, they are exempt from Rule 13e-4 and, under Rule 13e-3(g)(6), also excluded from Rule 13e-3. The Company has furnished Form CB accordingly.

The BNY Repurchase and the Statutory Put Rights Triggered By the Repurchases All Qualify For The Cross-Border Exemption Under Rule 13e-4(h)(8)

The SEC’s 2008 Cross-Border Transaction Amendments (SEC Release No. 33-8957) expanded exemptive relief for foreign private issuers where U.S. shareholders own 10% or less of the company’s securities. Under this exemption:

●	Qualifying Transactions are exempt from Rules 13e-3 and 13e-4

●	Foreign law governs the Company, meaning that U.S. tender offer regulations do not apply unless U.S. shareholder impact is significant.

The Company satisfies all requirements for the cross-border exemption under Rule 13e-4(h)(8) by meeting the conditions set forth in Rule 802:

1.	The Company is a foreign private issuer under Rule 3b-4, incorporated and headquartered in Japan, with its principal business operations, assets, and management outside the U.S.

2.	The Company’s U.S. shareholder ownership was calculated in compliance with Rule 13e-4(h)(8) and is below 10%, as confirmed through a look-through analysis using proprietary, paid-for shareholder searches of intermediary records, securities filings, Company and Depository records, beneficial ownership data and publicly available research. As of November 20, 2024, U.S. holders held approximately 3.1% of the Company’s total issued and outstanding Ordinary shares, well below the 10% threshold under Rule 802. This figure is based on independent geographic surveys by Broadridge and Beta Next, which together reported 459,368 ADSs held by U.S. investors, out of a total of 14,869,067 shares as reported in the shareholder list dated October 31, 2024, prepared by Sumitomo Mitsui Trust Bank. The reports were conducted within the timeframe required by Rule 802 and confirm that U.S. ownership remains below 10% even when cross-referenced against an alternate transfer report dated February 26, 2025, showing 1,178,203 shares held by BNY Mellon (approximately 7.9% of total outstanding).

3.	The transactions comply with Japanese law, and Japanese regulations govern the transactions.

Because the Company qualifies for the cross-border exemption under Rule 13e-4(h)(8) by meeting the conditions of Rule 802, the transactions are exempt from Rule 13e-4 and, pursuant to Rule 13e-3(g)(6), also excluded from Rule 13e-3.

Pursuant to Japanese law, holders of ordinary shares were granted a statutory put right in connection with the INCJ transaction as well as the BNY transaction. Both transactions triggered statutory put rights for eligible shareholders, and the existence of these put rights was disclosed in the Company’s prior convocation notices to shareholders.

1710 Doe Run Rd., Sequim WA 98382	+1.619.990.7491	www.feinsteinlawfirm.com

Attorney Admitted in Washington and Florida

This structure may be deemed to constitute a tender offer. If so characterized, the tender offer would qualify for the Tier I exemption.

Furthermore, Rule 13e-3 does not apply to the INCJ share purchase because:

●	Rule 13e-3 regulates issuer-led going-private transactions. The INCJ sale was not initiated by the Company but rather by an independent, pre-existing divestiture requirement under Japanese law. The INCJ share repurchase triggered a statutory put right under Japanese law, which may be viewed as an issuer tender offer.

●	There is no change to the Company’s SEC reporting status or governance structure as a result of the purchase.

Accordingly, neither rule 13e-4 nor Rule 13e-3 apply to this transaction. The Company has furnished Form CB, operating within the 10% threshold, and complying with the conditions set forth in Rule 13e-4(h)(8).

III. The BNY Mellon Repurchase is Exempt from Rule 13e-3.

The BNY Mellon repurchase follows pre-existing contractual terms under the Deposit Agreement and Japanese Companies Act.

●	The transaction is executed in accordance with pre-existing legal obligations set forth in the BNY agreement, not at the Company’s discretion.

●	ADS Holders Have Full Withdrawal Rights Shareholders had full discretion to withdraw shares or accept cash settlement.

●	Pursuant to Rule 13e-3(g)(6), a transaction is exempt from Rule 13e-3 if it is conducted in compliance with Rule 802 as adopted under the SEC’s 2008 Cross-Border Transaction Amendments (Release No. 33-8957). The Company furnished Form CB to comply with these provisions. Even if the transaction were not technically subject to those specific rules, it would nonetheless meet the conditions for reliance on the cross-border exemptions outlined in Rule 802, Rule 13e-4(h)(8). Therefore, the transaction is excluded from the requirements of Rule 13e-3 pursuant to Rule 13e-3(g)(6) and the applicable cross-border exemptions.

IV. Form CB and Application of U.S. Tender Offer Rules

Form CB is required where a cross-border tender offer is made and U.S. holders hold 10% or less of the securities under Rule 802 of the Securities Act..

1.	The INCJ share repurchase triggered a statutory put right under Japanese law, which may be viewed as an issuer tender offer.

2.	The BNY Mellon repurchase constitutes a contractual settlement under the Deposit Agreement.

3.	Both transactions triggered put rights for all ordinary share holders

4.	The Company qualifies for the Tier I exemption under SEC Release No. 33-8957, which exempts certain cross-border transactions from certain U.S. tender offer rules for all of the aforementioned transactions.

Accordingly, the Company has furnished Form CB in connection with this transaction.

1710 Doe Run Rd., Sequim WA 98382	+1.619.990.7491	www.feinsteinlawfirm.com

Attorney Admitted in Washington and Florida

V. Conclusion

The Company’s transactions qualify for exemption, are governed by Japanese law, and do not trigger U.S. tender offer rules. Therefore:

●	Rule 13e-4 and Rule 13e-3 do not apply to the INCJ repurchase, the BNY repurchase or the Statutory put rights triggered by the repurchases.

●	The Company has furnished Form CB.

Based on the foregoing, the Company respectfully submits that no additional amendments or disclosures should be required at this time.

We appreciate the Staff’s time and consideration. In previous correspondence the Company transmitted a request for confidentiality. The Company wishes to rescind the request and submit this letter on the EDGAR system for inclusion in its public filings. Please feel free to contact me at todd@feinsteinlawfirm.com or (619) 990-7491 with any further questions.

Very truly yours,

Feinstein Law, P.C.

By:	/s/ Todd S. Feinstein, Esq.

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1710 Doe Run Rd., Sequim WA 98382	+1.619.990.7491	www.feinsteinlawfirm.com

Attorney Admitted in Washington and Florida

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